Exhibit 4.68

Dated this: July 8, 2015

POWER OF ATTORNEY

We, Beijing Shengtuo Hongyuan Information Technology Co., Ltd. , a company duly organized and existing under the PRC laws with its legal address at Room 1005, Tower B, No. 3, Danling Street, Haidian District, Beijing 100080, China (PRC) with PRC Company Registered Number 91110108563619210K, hereby authorizes any individual appointed in writing by Beijing Chezhiying Technology Co., Ltd. , its successors or any of its designated entities (Authorizee) to singly exercise the following powers and rights during the term of this Power of Attorney (POA):

We hereby assigns the Authorizee the right to vote on its behalf at the shareholders’ meetings of Beijing Autohome Used Car Appraisal Co., Ltd. , Company) and to exercise full voting rights as the shareholder of the Company as granted to us by law and under the Articles of Association of the Company, such voting rights including but not limited to the right to sell or transfer any or all of our equity of interest of the Company. Further, as our authorized representative at the shareholders’ meeting of the Company, we hereby assigns the Authorizee the right to designate and appoint the directors and management personnel of Autohome Used Car Appraisal.

In exercising the rights and powers provided hereunder, the Authorizee shall act with due care and diligence and pursuant to this POA and applicable laws.

This POA shall become valid, binding and enforceable upon the execution hereof.

Beijing Shengtuo Hongyuan Information Technology Co., Ltd.

By:	/s/ Qin Zhi
Name: Qin Zhi
Title: Legal Representative
Company Seal: /s/ Beijing ShengtuoHongyuan Information Technology Co., Ltd.